INVEST IN **ALLOCORTECH**

Hardware and Software Building Blocks for Next-Gen Vehicle Designs



COMET
LOHNER

allocor.tech Waynesboro VA

Hardware | Software | Technology | Design | Engineering

LEAD INVESTOR



Mark Callender

In recent years, the number of innovative ideas for the use of unmanned and/or electric aircraft has grown exponentially. Design expertise and subcomponent availability that would truly make these innovative ideas reality are in very short supply. This is where allocortech shines, and the word is getting out! Pushing past the Hobby and Pro-Consumer grade products that are common in this market space, allocortech has the expertise to quickly design, test and build products that can meet strict reliability and qualification standards. allocortech products can take a newly conceived aerial platform through the design, test and production phase without having to "upgrade" the flight hardware between phases....you can start the development program with production grade hardware greatly reducing the time to market! I've personally worked with several of the allocortech team members over my 25 years of designing and producing avionics equipment. There is no doubt that the allocortech team is seeded with some of the industry's most talented, and they will help steer the unmanned and electric aircraft industry for years to come. So yeah ...I'm in! -Mark Callender

Invested $25,000 this round

Highlights

1. 💸 $1.64MM revenue 2021, 21% overall YoY growth, 55% growth in product sales
2. 💸 $5.3MM revenue since 2018, 200+ product units sold
3. 💫 10+ Vehicles Successfully Tested
4. 💪 Seasoned team formerly from Boeing, Google, Rockwell Collins, Lockheed Martin, & more
5. 💥 We combine innovative products, powerful libraries and tools & design services
6. 📈 Commercial drone market $15B alone, CAGR 20.5%, other markets have interest
7. 💸Eligible for Qualified Equity and Subordinated Debt tax credit for investors with VA income tax.

Our Team

Our Team



Brian Viele Founder + President

20 years in electronics, particularly embedded systems and avionics with a very targeted scope. BS in Electrical Engineering from Cornell.

Aviation is evolving; the future will be greener, electric, and autonomous. We have the products, knowledge and experience to help accelerate this shift.



Matt Walker Founder + Vice President

Experienced Software Engineer with a demonstrated history of working in the aviation and aerospace industry. Skilled in writing embedded, real time, and safety critical software in C and C++.

Building Blocks for Next-Gen Vehicle Designs 🛩

Our Story:

Matt and I have been working on airplanes and airplane technology for the better part of 2 decades, and have found that most aircraft companies have the same problem...they have a great idea for a new aircraft product, but the process of getting from not making airplanes to making airplanes is an immense undertaking! This is true across the board, but in our experience is especially true for the avionics. To get to minimum viable product, startups are forced to either work with existing industry players or to vertically integrate and create everything from scratch, of which both options means extremely long schedules and high initial and recurring price tags. We founded allocortech to help startups solve this aspect of the aircraft problem by allowing them all to utilize a common provider, and thus get most of the benefits of vertical integration with far smaller team sizes, and lower costs to them. We are finding this is not limited to just airplanes, but many other vehicle platforms as well!

allocortech's goal is to enable and accelerate as many vehicle startups as possible to advance innovation in their industries.



Vision:
Vehicles are evolving. Future vehicles will be greener, electrified, more autonomous.

Mission:
Provide robust hardware and software building blocks to unlock and accelerate development of next generation vehicle platforms.

The numbers:

The company has been self-funded to date, and we have done our best to grow the company organically, to prove that our products and services had value. We have had pretty steady growth over the first few years while going through development, but have started to see a significant ramp-up in revenue numbers over year as product demand has increased by over 50% in the last year.



					Vehicle Integrations
$20 k	112 k		$64 k		**10+** Vehicles Operational
		-$55 k		-$250 k	Includes planned investments in marketing, supply chain, manufacturing and growth
2018	2019	2020	2021	2022	

Growth Profile:

Our primary revenue our first few years came from development and design services, which both kept the company operating and funded numerous research and development efforts to create our product catalog. We were blessed to have early customers who appreciated our vision, going through the aircraft development process themselves, who served as our sounding board and really, beta testers for our platforms in the first few years. Now that our products and software solutions have reached a level of maturity that allows integration of our products in very fast timescales, the number of customers jumping onboard has increased tremendously! This momentum has carried forward to 2022, and we already have numerous companies we're starting to discuss product integrations with. We're hopeful this WeFunder campaign, along with some intentional marketing campaigns will continue to accelerate this growth as more people learn what we're up to!

Our Market(s):

While our initial target market has always been aircraft, recently we've found other industries who have similar needs for robust control system components with similar technical needs, and customizable software. These are all growing markets we hope to penetrate as our name gets out there and our capabilities are demonstrated by our existing customers.



Our Product Suite:

We have created a diverse set of products, that can work together, or on their own, that attempt to meet the needs we know about today. We will continue to develop new products as needs arise.



Sales in Scale:

Our products are fairly economical compared to the competition, but that doesn't mean the economics aren't still attractive. If we get a full solution set integrated into a vehicle, we can see revenue on the $20k-$40k per vehicle range, meaning even on small scales, revenues well into the $MM per customer. Given a few large scale customers, the company could soar!

unit economics

suite of products provides customers with building blocks to customize their unique aircraft

Suite of Existing Products

	CLIO	LOHNER	TAURUS	COMET	HORNET	Potential Per Aircraft Sales
Price per Device (Typ Qty)	$2.5 K (4-8)	$3 K (1-2)	$1 K (6-10)	$3.5 K (1)	$1 K (1-2)	$20k - $40k

Vehicle production in 100 scale will realize $2MM-4MM
Vehicle production in 1000 scale will realize $20MM-40MM

Our Team:

Most of our senior employees come from larger companies with mature development models, which has allowed us to bring these qualities into the culture of allocortech.

leadership

avionics experts with an established track record of successful novel aircraft designs

Brian Viele
Founder
CEO

Matt Walker
Founder
Vice President of Engineering

team

William Brown
Principal Electrical Engineer

Mark Chaffee
Principal Embedded Systems Engineer

Cameron Ackerman
Sr. Software Engineer

Damon Cassisi
Sr. Mechanical Engineer

Kevin Stefanik
Sr. Embedded Systems Engineer

Von Botteicher
Embedded Systems Engineer

Keerthi Radhakrishnan
Software Engineer

Our Projections:

We anticipate our revenue growth, particularly in product sales to increase fairly rapidly in the next two years, as we bring new customers in developing prototypes in small scale. As these prototypes reach low-rate-initial-production, and then move to full rate production in the hundreds to thousands of vehicles , we expect to see explosive increase in product sales. We expect to see transition to production for some of our customers with smaller UAS products in the 2023-2024 time frame, while customers with larger craft will have longer schedules and start to come to this point 2025 and onward.

financials

a compelling trajectory increasingly led by product sales

	2020	2021	2022	2023	2024	2025
Product Sales	$ 154,732	$ 241,009	$ 748,528	$ 1,481,000	$ 12,930,231	$ 29,797,605
Services	$ 1,119,661	$ 1,302,220	$ 1,995,498	$ 2,260,000	$ 3,011,372	$ 4,012,549
Total Revenue	**$ 1,274,393**	**$ 1,543,229**	**$ 2,744,026**	**$ 3,741,000**	**$ 15,941,603**	**$ 33,810,154**
Cost of Goods Sold	$ (134,781)	$ (109,767)	$ (665,347)	$ (800,000)	$ (6,984,595)	$ (16,095,938)
Gross Profit	**$ 1,139,612**	**$ 1,433,462**	**$ 2,078,679**	**$ 2,941,000**	**$ 8,957,008**	**$ 17,714,216**
Employees	7.00	9.00	13.00	18.00	35.00	70.00
Salaries	$ (948,448)	$ (1,173,124)	$ (1,764,999)	$ (2,220,000)	$ (4,000,000)	$ (8,000,000)
General & Administrative	$ (166,901)	$ (234,630)	$ (237,315)	$ (692,543)	$ (750,000)	$ (1,000,000)
Large Cap Expenditures	$ (8,677)	$ (50,000)	$ (258,000)	$ (300,000)	$ (1,000,000)	$ (2,000,000)
Sales & Marketing	$ (4,248)	$ (12,189)	$ (75,000)	$ (100,000)	$ (175,000)	$ (250,000)
Total Expenses	**$ (1,128,274)**	**$ (1,469,944)**	**$ (2,335,314)**	**$ (3,312,543)**	**$ (5,925,000)**	**$ (11,250,000)**





% Margin
1%
-2%
-9%
-10%
19%
19%

Historical data is cash basis, GAAP reports are accrual basis. Forward looking projections cannot be guaranteed

Why are we raising:

We have shown demand, let's keep the growth going and scale our company to support it! This means we need to invest capital in supporting our supply chain efforts to ensure we can keep product on-the-shelf, and to support increasing demand from our new customers that we'll bring in both through word of mouth and the marketing campaign that we fund through this raise. Further, we expect to continue development of products, and to support qualification of our components for the next phase of customer production.

fundraising
raising on the order of $1.07MM to accelerate manufacturing, business development and scale-up production
Terms:
3yr Convertible Note
20% Discount
6% Accrued Interest
$18MM Cap
Exit Strategy:
$180MM acquisition or merger
Comparable companies are bought at 5x Revenue or 20x EBITDA
Working Capital
Wefunder Fees
Sales and Marketing
Supply Chain
Growth
R&D
Use of Proceeds

How do we succeed for our investors:

We expect to continue to grow our customer base, capabilities, product catalog, and sales of products in the coming years. While internal growth is golden, we also realize that there will likely be long term strategic benefits to us merging with another company who can help us to both scale and reach new markets. Given our intended growth, a 10x increase in company valuation, or even more, over the next 3-years is a possible exit.

appendix

tech & ip portfolio
we've worked hard to make this look easy, it isn't
Rapid Technology Development
Versatile software stack for development and testing
Host-side emulation support for rapid test and prototyping
Modular and highly configurable hardware platforms
Third-party device support for rapid integration
Hands-on support accelerates bring-up and minimizes churn
allocor.tech



- Trade Secrets in our technology and software
- Implementations leverage specialized industry experience
- Implementations include features needed for safety-critical designs
- Implementations include in-house tested methods for achieving industry standards

What do our customers say?

We pride ourselves not only on our technology, but also in how we support our customers success.

customers



allocortech's products have enabled the rapid development of an entire avionics system—both hardware and software—for a real-life seaglider technology demonstrator.



case study REGENT

Vehicle Type:	Seaglider
Contract Signed:	Apr, 2021
First Voyage:	Feb, 2022
Contract Value:	$ 300k
Value at Scale (100):	$ 1.5MM
Value at Scale (1000):	$ 15MM

customers



The allocortech team knows what it takes to get complex modern aircraft flying within the ambitious timelines and demanding constraints of an early-stage program. Our full-scale demonstrator would not have taken flight without their deep expertise, creative solutions, and agile approach.



case study ELROY AIR

Vehicle Type:	Cargo Drone
Contract Signed:	Aug, 2018
First Flight:	Aug, 2019
Contract Value:	$ 500k
Value at Scale (100):	$ 2.5MM
Value at Scale (1000):	$ 25MM

customers



"Using allocortech's avionics hardware and accompanying software stack, we were able to get our prototype electric hydrofoil boat "flying" in less time than I've ever seen a similarly complex project take flight. I've been impressed with the quality and clarity of their software stack; they are experts in the nuances of real-time systems and safety-critical software development." -- Dr. Kenny Jensen, Navier, Lead Flight Controls Engineer.



case study: NAVIER

Vehicle Type:	EV Foil Boat
Contract Signed:	Jan, 2022
First Voyage:	Mar, 2022
Contract Value:	$ 50k
Value at Scale (100):	$ 500k
Value at Scale (1000):	$ 5MM



Downloads

allocor.tech investor deck 2022 v4.pdf